UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of Aug 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Board Resolution Approving Strategic Transaction with ECRUX Venture Partners LLC

On August 28, 2025, the Board of Directors of Harrison Global Holdings Inc. approved a resolution authorizing the Company to enter into a proposed strategic equity investment and/or acquisition of an interest in ECRUX Venture Partners LLC, a limited liability company established under the laws of the Republic of Korea.


In reaching this decision, the Board reviewed:

The Financial Due Diligence Report dated August 2025 prepared by ASUNG Accounting Corporation;

The Attorney Opinion Letter dated August 27, 2025, issued by Ning Ye, Esq.;

A summary of ECRUX net asset value (NAV), debt ratio, operational structure, governance records, and confirmation of the absence of material litigation or regulatory risk.

The resolution authorizes the Company Chief Executive Officer and General Counsel to:

Finalize definitive agreements and transactional documents;

Coordinate with legal and financial advisors to ensure regulatory compliance;

Execute any certifications, amendments, or filings necessary to complete the transaction;

Rely upon the Attorney Opinion confirming ECRUX legal standing and the absence of barriers to the transaction.

The Board further resolved that all officers are instructed to take necessary actions to implement this resolution in the best interests of the Company and its stakeholders.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Aug 28, 2025